UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Tokenization of Currenc Ordinary Shares

On April 8, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) partnered with Securitize, the Company’s co-transfer agent, to allow Currenc shareholders to tokenize the Company’s ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) on the Securitize platform. Tokenization now allows Ordinary Shares to be traded onchain across both Ethereum and Solana.

Holders of tokenized Ordinary Shares have the same ownership and voting rights as holders of non-tokenized Ordinary Shares. They also have equal rights in corporate actions, including stock splits, mergers and acquisitions, and spin-offs.

This Report on Form 6-K is incorporated by reference into the registration statement on Form S-8 (File No. 333-288771) of the Company, filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 9, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer